Exhibit 99.1

GIX INTERNET LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the special general meeting of shareholders (the “Meeting”) of Gix Internet Ltd. (the “Company”) will be held on Tuesday, December 8, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the offices of the Company’s legal counsel, Meitar | Law Offices, located at Ariel Sharon 1, Floor 36, Givatayim, Israel.

The agenda of the Meeting shall be as follows:

1.	To approve certain amendments to the Company’s Amended and Restated Articles of Association to, among other things: (i) change the Company’s name to “Everything Robotics Ltd.” or to such other name containing the word “Robotics” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) classify the Board of Directors of the Company (the “Board” or the “Board of Directors”) such that it consists of three classes of directors with staggered three-year terms of office; and (iii) make certain other amendments, including with respect to the nomination, election and removal of directors, the majority required to amend certain provisions, and the procedures for convening general meetings, all as more fully described in the Proxy Statement;

2.	To approve amendments to the employment terms of Mr. Amir Nardimon, the Company’s Chief Executive Officer, for the years 2027, 2028 and 2029;

3.	To approve a bonus scheme for Mr. Eliyahu Yoresh, the Chairman of the Board, for the years 2027, 2028 and 2029; and

4.	To approve the grant of options to purchase ordinary shares of the Company under the Company’s 2017 Israeli Incentive Plan for the Allocation of Options and Shares to each of the Company’s directors, including Mr. Eliyahu Yoresh, the Chairman of the Board.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, since the Company’s shares are listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Mr. Amihay Hadad, Chief Financial Officer, at 2 Jabotinsky St, Atrium Tower, 18th floor, Ramat Gan, 5252903 Israel, no later than November 10, 2026. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than November 17, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The results of the vote on the resolution included in Proposal No. 1 will also determine the special majority required under the Amended Articles (as defined in the Proxy Statement) to amend, replace or suspend certain provisions thereof, as well as the majority required thereunder to remove a director before the end of his or her term, which will be equal to the percentage of the total voting power of the Company voted in favor of Proposal No. 1 at the Meeting, as more fully described in the Proxy Statement.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regard to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, since the Company’s shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Amihay Hadad, Chief Financial Officer, at c/o Gix Internet Ltd., 2 Jabotinsky St, Atrium Tower, 18th floor, Ramat Gan, 5252903 Israel, telephone: +972-9-7741505, or by email (amihay@gix-internet.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than Mr. Amir Nardimon and his relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ votes with respect to the approval of Proposals No. 2, 3 and 4 are binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Only shareholders of record at the close of business on November 9, 2026 (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of November 3, 2026, the Company had 2,492,351 issued and outstanding Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposals No. 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 5:00 p.m. (Israel time) on December 7, 2026. A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to forty-eight hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to December 15, 2026, at the same time and place. If a quorum is not present at the adjourned Meeting within half an hour of the time designated for that meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at 2 Jabotinsky St, Atrium Tower, 18th floor, Ramat Gan, 5252903 Israel, during normal business hours and by prior coordination with Mr. Amihay Hadad, Chief Financial Officer (Tel: +972-9-7741505).

By the Order of the Board of Directors,

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh
Chairman of the Board of Directors of the Company

Dated: November 3, 2026

GIX INTERNET LTD.

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, 5252903

Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 8, 2026

This proxy statement is furnished to the holders of ordinary shares, no par value (the “Shares”), of Gix Internet Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of the Company’s legal counsel, Meitar | Law Offices, located at Ariel Sharon 1, Floor 36, Givatayim, Israel, on December 8, 2026, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Gix,” the “Company,” “we” or “our” refer to Gix Internet Ltd.

Agenda Items

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	To approve certain amendments to the Company’s Amended and Restated Articles of Association to, among other things: (i) change the Company’s name to “Everything Robotics Ltd.” or to such other name containing the word “Robotics” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) classify the Board of Directors of the Company (the “Board” or the “Board of Directors”) such that it consists of three classes of directors with staggered three-year terms of office; and (iii) make certain other amendments, including with respect to the nomination, election and removal of directors, the majority required to amend certain provisions, and the procedures for convening general meetings, all as more fully described in the Proxy Statement;

2.	To approve amendments to the employment terms of Mr. Amir Nardimon, the Company’s Chief Executive Officer, for the years 2027, 2028 and 2029;

3.	To approve a bonus scheme for Mr. Eliyahu Yoresh, the Chairman of the Board, for the years 2027, 2028 and 2029; and

4.	To approve the grant of options to purchase ordinary shares of the Company under the Company’s 2017 Israeli Incentive Plan for the Allocation of Options and Shares to each of the Company’s directors, including Mr. Eliyahu Yoresh, the Chairman of the Board.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on November 9, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of November 3, 2026, the Company had 2,492,351 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided no later than 5:00 p.m. (Israel time) on December 7, 2026.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for each of the Proposals.

A shareholder whose Shares are registered with a member of the Tel Aviv Stock Exchange Ltd., or TASE, and are not registered on the Company’s shareholders’ register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder whose Shares are registered with a member of the TASE, is required to prove his or her Share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to forty-eight hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) and the Company’s Amended and Restated Articles of Association, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, since the Company’s shares are listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Meeting. Any such shareholder may submit a proposed additional agenda item to the Company’s offices, c/o Mr. Amihay Hadad, Chief Financial Officer, at 2 Jabotinsky St, Atrium Tower, 18th floor, Ramat Gan, 5252903 Israel, no later than Tuesday, November 10, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, November 17, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies in connection with the Meeting. This proxy statement and the accompanying proxy card are available to the public through the following websites: http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. Certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or by proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to December 15, 2026, at the same time and place. If a quorum is not present at the adjourned Meeting within half an hour of the time designated for that meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The results of the vote on the resolution included in Proposal No. 1 will also determine the special majority required under the Amended Articles to amend, replace or suspend Articles 15.4(6), 19.1, 19.2 and 19.7 thereof, as well as the majority required under Article 19.2(g) thereof to remove a director before the end of his or her term, which will be equal to the percentage of the total voting power of the Company voted in favor of Proposal No. 1 at the Meeting (the “Special Majority Amendment Provision”), as further described under “Special Majority for Amendment of Certain Provisions” in Proposal No. 1 below.

The approval of the resolutions included in Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of Proposal No. 2, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of Proposal No. 2 (each, an “Interested Shareholder”); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against Proposal No. 2 does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regard to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, since the Company’s shares are listed on an exchange outside Israel, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Amihay Hadad, Chief Financial Officer, at c/o Gix Internet Ltd., 2 Jabotinsky St, Atrium Tower, 18th floor, Ramat Gan, 5252903 Israel, telephone: +972-9-7741505, or by email (amihay@gix-internet.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that other than Mr. Amir Nardimon and his relatives, none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder with respect thereto.

The shareholders’ votes with respect to the approval of Proposals No. 2, 3 and 4 are binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies.

In connection with Proposal No. 2, the Companies Law allows the Board to approve the resolutions included in such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the compensation committee and Board override the shareholders’ decision to oppose Proposal No. 2.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVAL OF AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Background

Our Board has approved, and recommends that the shareholders approve, certain amendments to the Company’s Amended and Restated Articles of Association (the “Current Articles”), and as so amended, the “Amended Articles”), in the form attached hereto as Exhibit A.

The Amended Articles, if approved by our shareholders, will become effective immediately following the Meeting, except that the change of the Company’s name will become effective only upon the approval of the Israeli Registrar of Companies. If the Amended Articles are not approved by our shareholders, the Current Articles will remain in full force and effect. The Amended Articles include, among others, the following changes:

Change of Company Name

As set forth in our Current Articles, the name of our company is “Gix Internet Ltd.” (in Hebrew: “גיקס אינטרנט בע”מ”). The Amended Articles change the name of the Company to “Everything Robotics Ltd.” (in Hebrew: “אברית’ינג רובוטיקס בע”מ”). The Board believes that the new name will better reflect the Company’s current core business and future growth. The proposed name change will not affect the rights of our existing shareholders.

In the event that the proposed name is not approved by the Israeli Registrar of Companies, the Company’s management will be authorized to select a different name, approved by the Israeli Registrar of Companies, that contains the word “Robotics” in combination with another word or expression, and to amend the Amended Articles accordingly, or to leave the name unchanged. The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies.

Our ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “GIXI.” Following the name change, we expect that the ticker symbol for our ordinary shares will change to “EVRO.”

Classified Board of Directors

The Amended Articles establish a classified board structure, consisting of three classes of directors with staggered three-year terms of office. If Proposal No. 1 is approved at the Meeting and the classified board structure becomes effective, our Board will be classified into three classes as nearly equal in number as possible, with each class serving a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board into three classes, directors will be assigned terms of one, two, or three years, as described below. Our Board has initially designated the three classes to include the following directors of the Company:

Class I Directors (Term to Expire at the 2027 Annual General Meeting): Ms. Shoshi Eizenberg Hertz and Mr. Eliyahu Yoresh

Class II Directors (Term to Expire at the 2028 Annual General Meeting): Mr. Liron Carmel and Mr. Asaf Itzhaik

Class III Directors (Term to Expire at the 2029 Annual General Meeting): Mr. Ron Silberman

If Proposal No. 1 is approved at the Meeting and the classified board structure becomes effective, at each successive annual general meeting of shareholders following the Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires each year. If Proposal No. 1 is not approved at the Meeting, then each director will continue to be elected annually at our annual general meeting of shareholders.

As previously reported, on October 18, 2026, our Board resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000. Accordingly, the Company is no longer required to appoint external directors. If the Company is required to appoint external directors in the future, such external directors will not be assigned to any class of directors and will be elected and serve in accordance with the applicable provisions of the Companies Law.

Size of the Board

The Current Articles provide that the Board shall consist of not less than five (5) and not more than fifteen (15) directors. The Amended Articles reduce the maximum number of directors to eight (8), with the exact number to be determined by the Board.

Election and Removal of Directors; Vacancies

The Amended Articles provide that, prior to each general meeting at which directors are to be elected, the Board (or a committee thereof) will select the nominees to be proposed for election. Shareholders holding the percentage of voting rights required under the Companies Law may request to include a director nominee (an “Alternate Nominee”) on the agenda of an annual general meeting, provided that the request complies with the information and disclosure requirements set forth in the Amended Articles, including information regarding the proposing shareholders, the Alternate Nominee and any arrangements between them, and the declarations and consents of the Alternate Nominee required by applicable law and stock exchange rules.

Under the Current Articles, the general meeting may remove any director by an ordinary majority. The Amended Articles provide that a director may be removed before the end of his or her term only by a resolution of an annual general meeting adopted by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders (or such other percentage as shall be determined in accordance with the Special Majority Amendment Provision described below), provided that the director is given a reasonable opportunity to present his or her position. The Board may fill any vacancy on the Board, and a director so appointed will serve for the remainder of the term of the director whose office became vacant or, in the case of a newly created directorship, in the class determined by the Board.

The Amended Articles provide that the election and removal of directors by the general meeting, including the nomination of an Alternate Nominee by shareholders, may be considered only at an annual general meeting, and may not be considered or resolved upon at a special general meeting. This provision does not restrict the authority of the Board to appoint directors in accordance with the Amended Articles.

Amendments to the Articles

The Amended Articles provide that any amendment of the Amended Articles will require, in addition to the approval of the general meeting, the approval of the Board by the affirmative vote of a majority of the then serving directors. This requirement is similar to the general requirement under Delaware law that amendments to a corporation’s certificate of incorporation be approved by both its board of directors and its stockholders, subject to applicable statutory exceptions.

Notices of General Meetings and Record Date

The Current Articles contain provisions regarding the publication of notices of general meetings and the setting of record dates that are inconsistent with the applicable requirements of the Companies Law and the regulations promulgated thereunder. The Amended Articles align these provisions with applicable law by eliminating the requirement to publish notices in at least two daily Hebrew-language newspapers and providing that notices of general meetings will be given, and record dates will be set, in accordance with the Companies Law and the regulations promulgated thereunder. This Meeting has been convened, and the Record Date has been set, in accordance with the applicable requirements of the Companies Law and the regulations promulgated thereunder.

Exclusive Forum

The Amended Articles provide that, unless the Company consents in writing to the selection of an alternative forum, (i) the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended (but not under the U.S. Securities Exchange Act of 1934, as amended); and (ii) the competent courts in Tel Aviv, Israel will be the exclusive forum for any derivative action brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968.

Special Majority for Amendment of Certain Provisions

In order to preserve the classified board structure and certain other provisions relating to the nomination, election and removal of directors, the Amended Articles provide that any amendment to, or replacement or suspension of, Articles 15.4(6), 19.1, 19.2 and 19.7 of the Amended Articles shall require, in addition to the approval of the holders of a majority of the voting power represented at the general meeting in person or by proxy and voting thereon, that the shares voted in favor of such resolution represent at least thirty-five percent (35%) of the total voting power of the Company; provided, however, that if the Shares voted in favor of Proposal No. 1 at the Meeting represent a percentage of the total voting power of the Company that is higher or lower than thirty-five percent (35%), such required percentage shall instead be equal to the percentage of the total voting power of the Company actually voted in favor of Proposal No. 1 at the Meeting (the “Special Majority Amendment Provision”). The same percentage shall also apply, in lieu of thirty-five percent (35%), to the majority required under Article 19.2(g) of the Amended Articles for the removal of a director by an annual general meeting before the end of his or her term. The Company will disclose the applicable percentage in its report on Form 6-K announcing the results of the Meeting.

Other Amendments

In addition to the principal changes described above, the Amended Articles include other amendments, and shareholders are encouraged to read the entire Amended Articles. The foregoing overview is qualified in its entirety by reference to the full text of the Amended Articles, which is attached hereto as Exhibit A.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Amended and Restated Articles of Association, including, among other things, (i) the change of the Company’s name to “Everything Robotics Ltd.” or to such other name containing the word “Robotics” as may be determined by the Company’s management and approved by the Israeli Registrar of Companies; (ii) the classification of the Board of Directors into three classes of directors with staggered three-year terms of office; and (iii) the other amendments described in Proposal No. 1 of the Proxy Statement, dated November 3, 2026, and to adopt the Amended Articles in the form attached as Exhibit A to the Proxy Statement, in replacement of the Current Articles, effective immediately following the Meeting, provided that the change of the Company’s name shall become effective only upon the approval of the Israeli Registrar of Companies.”

Required Vote

The approval of this Proposal No. 1 requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, as detailed under “Quorum and Voting Requirements” above.

With respect to the Special Majority Amendment Provision, the percentage of the total voting power of the Company required to amend, replace or suspend Articles 15.4(6), 19.1, 19.2 and 19.7 of the Amended Articles, and to remove a director under Article 19.2(g) of the Amended Articles, will be equal to the percentage of the total voting power of the Company voted in favor of this Proposal No. 1 at the Meeting, whether higher or lower than thirty-five percent (35%), as described above. Abstentions and broker non-votes will not be counted as votes cast and will not be counted as votes in favor of this Proposal No. 1 for purposes of determining such percentage.

Board Recommendation

The Board recommends shareholders vote “FOR” Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR. AMIR NARDIMON, THE COMPANY’S CHIEF EXECUTIVE OFFICER, FOR THE YEARS 2027, 2028 AND 2029

Background

Under the Companies Law, any arrangement between a public company and its chief executive officer relating to his or her compensation requires the approval of that company’s compensation committee, board, and shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under “Quorum and Voting Requirements” above.

As part of the Company’s ongoing commitment to maintaining competitive and effective compensation practices, on October 18, 2026, our Compensation Committee and Board approved, subject to shareholder approval, the amendments to the employment terms of Mr. Nardimon set forth below, for the period 2027-2029. The proposed terms are consistent with the Company’s Compensation Policy for Office Holders (the “Compensation Policy”).

Proposed Amendments to the Employment Terms of Mr. Nardimon

Base Salary and Social Benefits

(i)	Base salary: a monthly gross base salary of NIS 50,000 for a full-time position (the “Monthly Salary”). The Compensation Committee and the Board may increase the Monthly Salary from time to time, provided that it does not exceed NIS 60,000. Mr. Nardimon’s current monthly base salary is NIS 40,000.
(ii)	Social benefits: social and other benefits as customary in the market and at the Company for executives in comparable positions, including pension contributions, severance arrangements, contributions to an education fund, annual leave, sick leave, recuperation pay and reimbursement of business expenses, in each case in accordance with applicable law, the Company’s policies and the Compensation Policy, as applicable.

Cash Bonuses

(i)	Target Bonus: an annual cash bonus of up to six (6) Monthly Salaries for each of the fiscal years 2027-2029. 60% will be based on the achievement of one to three Company financial targets selected from the financial metrics set forth in Section 10.2.1.1 of the Compensation Policy, and 40% will be based on the achievement of up to three measurable personal targets, in accordance with the criteria set forth in Section 10.2.1.2 of the Compensation Policy. The Compensation Committee and the Board will set the targets in advance each year. No Target Bonus will be paid if less than 60% of the targets are achieved. Between 60% and 100% achievement, the bonus will be calculated on a linear basis.
(ii)	Discretionary Bonus: an annual cash bonus of up to three (3) Monthly Salaries, based on non-measurable criteria, as may be granted by the Compensation Committee and the Board.
(iii)	Cap: the aggregate Target Bonus and Discretionary Bonus for any fiscal year will not exceed the lower of (a) NIS 360,000 and (b) the maximum amount consistent with the variable-to-fixed compensation ratio set forth in Section 12 of the Compensation Policy.

Required Vote

As noted above, the shareholders’ approval of this Proposal No. 2 is subject to the fulfillment of special voting requirements, as detailed under “Quorum and Voting Requirements” above.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the employment terms of Mr. Amir Nardimon, the Company’s Chief Executive Officer, for the years 2027, 2028 and 2029, as described in Proposal No. 2 of the Proxy Statement, dated November 3, 2026.”

Board Recommendation

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF A BONUS SCHEME FOR MR. ELIYAHU YORESH, THE CHAIRMAN OF THE BOARD, FOR THE YEARS 2027, 2028 AND 2029

Under the Companies Law, the terms of compensation of a director of a public company, including the Chairman of the Board, require the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must be consistent with the company’s compensation policy.

On October 18, 2026, our Compensation Committee and Board approved, subject to shareholder approval, a bonus scheme for Mr. Yoresh for the period 2027-2029, as set forth below (the “Chairman Bonus Scheme”). The Chairman Bonus Scheme is consistent with the Compensation Policy.

Terms of the Chairman Bonus Scheme

(i) Annual bonus: an annual cash bonus in a target amount of six (6) monthly fee payments for each of the fiscal years 2027-2029 (the “Chairman Target Bonus”). 60% will be based on the achievement of one to three Company financial targets selected from the financial metrics set forth in Section 10.2.1.1 of the Compensation Policy, and 40% will be based on the achievement of up to three measurable personal targets, in accordance with the criteria set forth in Section 10.2.1.2 of the Compensation Policy. The Compensation Committee and the Board will set the targets in advance each year. No Chairman Target Bonus will be paid if less than 60% of the targets are achieved. Between 60% and 100% achievement, the bonus will be calculated on a linear basis.

(ii) Cap: the Chairman Target Bonus for any fiscal year will not exceed the lower of (a) NIS 360,000 and (b) the maximum amount consistent with the variable-to-fixed compensation ratio set forth in Section 12 of the Compensation Policy.

Required Vote

The approval of this Proposal No. 3 requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, as detailed under “Quorum and Voting Requirements” above.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Chairman Bonus Scheme for Mr. Eliyahu Yoresh, the Chairman of the Board, for the years 2027, 2028 and 2029, as described in Proposal No. 3 of the Proxy Statement, dated November 3, 2026.”

Board Recommendation

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S DIRECTORS, INCLUDING THE CHAIRMAN OF THE BOARD

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

On October 18, 2026, our Compensation Committee and Board approved, subject to shareholder approval, the grant of options to purchase ordinary shares of the Company under the Company’s 2017 Israeli Incentive Plan for the Allocation of Options and Shares (the “Plan”): (i) the grant of 12,500 options to each of our directors: Ms. Shoshi Eizenberg Hertz, Mr. Liron Carmel, Mr. Asaf Itzhaik and Mr. Ron Silberman, with a fair market value of approximately NIS 92,625 per director, and an approximate aggregate fair market value of NIS 370,500; and (ii) the grant of 40,000 options to Mr. Eliyahu Yoresh, the Chairman of the Board, with a fair market value of approximately NIS 296,400 (together, the “Directors’ Options”). The Directors’ Options will have an exercise price of NIS 16.41 per share. The fair market value of the Directors’ Options was determined based on the Black-Scholes option pricing model, at approximately NIS 7.41 per option.

The Directors’ Options are within the framework of the Compensation Policy. Subject to each director’s continued service with the Company, the Directors’ Options will vest over a period of four (4) years in equal quarterly installments, commencing on October 1, 2026. Unless otherwise stated, the terms of the Directors’ Options are subject to the Plan. The Directors’ Options will be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, to the extent applicable.

In approving the Directors’ Options, our Compensation Committee and Board considered, among other things, the directors’ existing equity interests in the Company, the importance of aligning their interests with those of the Company and its shareholders, and the desire to encourage them to continue contributing their talent and time as directors and as the Chairman of the Board.

Required Vote

The approval of this Proposal No. 4 requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, as detailed under “Quorum and Voting Requirements” above.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase ordinary shares of the Company under the Company’s 2017 Israeli Incentive Plan for the Allocation of Options and Shares to the Company’s directors, including the Chairman of the Board, in such amounts and with such terms and conditions, as detailed in this Proxy Statement dated November 3, 2026.”

Board Recommendation

The Board recommends shareholders vote “FOR” Proposal No. 4

OTHER BUSINESS

Management is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

By:	/s/ Eliyahu Yoresh
Eliyahu Yoresh
Chairman of the Board of Directors of the Company

Dated: November 3, 2026

Exhibit A

Articles of Association

Pursuant to the Companies Law, 5759-1999 of a Company Limited by Shares

~~Gix Internet LTD.~~ Everything Robotics Ltd.

1.	Interpretation

1.1 In these Articles of Association, unless the context requires otherwise, the following words and expressions shall have the meanings set forth below:

~~**”The Stock Exchange”** - The Tel Aviv Stock Exchange Ltd.~~

**”The Board of Directors”** - The Board of Directors duly elected in accordance with the provisions of these Articles of Association.

**”Director”** - A member of the Board of Directors of the Company and anyone who serves in practice as a director, whatever his title may be.

**”Administrative Proceeding”** - A proceeding pursuant to Chapters H’3 (Imposition of a Financial Sanction by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or I’1 (Arrangement for Avoidance or Discontinuation of Proceedings, Subject to Conditions) of the Securities Law, 5729-1969, as may be amended from time to time.

**”Enforcement Streamlining Law”** - The Enforcement Streamlining in the Securities Authority (Legislative Amendments) Law, 5771-2011, as may be updated from time to time.

**”The Securities Law”** - The Securities Law, 5728-1968, as may be amended from time to time, and the regulations promulgated thereunder.

**”The Companies Law”** - The Companies Law, 5759-1999, as may be amended from time to time, and the regulations promulgated or to be promulgated thereunder.

**”The Law”** - The Companies Law, the Securities Law and any valid law in connection with companies, applicable to the Company at that time.

**”The Company”** - The Company mentioned above.

**”The Register”** - The register of shareholders to be maintained in accordance with Section 127 of the Companies Law, the register of substantial shareholders to be maintained in accordance with Section 128 of the Companies Law, and if the Company shall maintain an additional register outside of Israel, any additional register, as the case may be.

**”The Office”** - The registered office of the Company as it may be at that time.

**”In Writing”** - Print, lithography, photography, telegram, telex, facsimile, electronic mail, and any other form of creating or imprinting words in a visible form.

**”Securities”** - Including, shares, debentures, capital notes, certificates and other documents conferring a right to sell, convert or sell to such.

**”The Companies Ordinance”** - The Companies Ordinance [New Version], 5743-1983, as may be amended from time to time.

**”The Articles”** - The Articles of Association of the Company as formulated herein or as may be amended.

1.2 The provisions of Sections 2, 3, 4, 5, 6, 7, 8, 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, also to the interpretation of the Articles, if there is no other provision regarding the matter in question and if there is nothing in the matter in question or in its context that is inconsistent with such application.

1.3 Except as stated in this section, every word and expression in the Articles shall have the meaning ascribed to them in the Companies Law, unless there is a contradiction to the subject matter or its content.

1.4 Subject to the provisions of this regulation, in these Articles - unless the context requires otherwise, terms defined in the Companies Law shall have the meanings given to them therein; and words in the singular shall include the plural and vice versa, and words in the masculine gender shall include the feminine, and words meaning persons shall also include corporations.

2.	Name of the Company

The name of the Company is as follows:

In Hebrew: ~~גיקס אינטרנט בע”מ~~ אברית’ינג רובוטיקס בע”מ

In English: ~~Gix Internet LTD.~~ Everything Robotics Ltd.

3.	Objects of the Company

To engage in any lawful occupation.

4.	Purpose of the Company

The purpose of the Company is to act according to business considerations to maximize its profits, however, the Company may donate a reasonable amount for a worthy cause, even if the donation is not within the framework of such business considerations, and at the discretion of the Company’s Board of Directors.

5.	Registered Share Capital

5.1 The registered share capital of the Company is 100,000,000 (one hundred million) ordinary shares of no par value (hereinafter: “Share”, “Ordinary Share”, “Shares” or “Ordinary Shares”, as the case may be).

5.2 All Ordinary Shares shall be of equal rights among themselves for all intents and purposes, and each Ordinary Share shall grant its holder:

(1) The right to be invited and to participate in all general meetings of the Company, both annual and ordinary, and the right to one vote for each Ordinary Share held by it, in every vote, at every general meeting of the Company in which it participated;

(2) The right to receive dividends, if and when distributed, and the right to receive bonus shares, if distributed;

(3) The right to participate in the distribution of the Company’s assets upon its winding-up.

6.	Liability of Shareholders

The liability of the holders of Ordinary Shares is limited such that each holder of Ordinary Shares is liable for the payment of the amount not yet paid by him, if any, to the Company in connection with the allotment of the Ordinary Shares held by him.

7.	Public Company

The Company is a public company.

8.	Shares

8.1 Without prejudice to the special rights previously granted to existing shareholders of the Company, the Company may issue shares with preferred rights or with deferred rights or issue from the unissued capital redeemable securities, subject to Section 309A of the Companies Law, or issue shares with other special limited rights or with restrictions in connection with the distribution of dividends, voting rights, or in connection with other matters, as the Company shall determine from time to time by a resolution adopted at a general meeting by an ordinary majority of the shareholders.

8.2 If at any time the share capital is divided into different classes of shares, the Company may, by a resolution adopted at a general meeting, by an ordinary majority of the votes of the shareholders, unless the terms of issue of that class of shares provide otherwise, convert, extend, add to or otherwise vary the rights, privileges, advantages, restrictions and provisions attached or not attached at that time to any of the classes, or as shall be determined by a resolution adopted at a general meeting by an ordinary majority of the votes of the shareholders of that class.

8.3 The special rights conferred upon the holders of shares or a class of shares that have been issued, including shares with preferred rights or other special rights, shall not be deemed to be varied by the creation or issue of additional shares ranking pari passu therewith, unless otherwise provided in the terms of allotment of those shares.

The provisions in these regulations concerning general meetings shall apply, *mutatis mutandis*, to any such class meeting.

8.4 The unissued shares of the Company shall be under the control of the Board of Directors, which may allot them up to the limit of the registered share capital of the Company, to such persons, for cash or for other non-cash consideration, with such reservations and conditions, and at such times as the Board of Directors shall deem appropriate, and the Board of Directors shall have the authority to make a call for payment on any such shares to any person, during such time and for such consideration and conditions as the Board of Directors shall deem appropriate.

8.5 Upon the allotment of shares, the Board of Directors may make distinctions between shareholders with respect to the amounts of the calls for payment and/or the times of their payment.

8.6 If, according to the terms of allotment of any share, the payment of the consideration for the share, in whole or in part, is to be in installments, then each such installment shall be paid to the Company at its due date by the person who is the registered owner of the shares at that time or by his guardian.

8.7 The Company may at any time pay a commission to any person for his role as an underwriter or his agreement to act as an underwriter, whether unconditionally or conditionally, for any security, including debenture stock of the Company, or for his agreement to underwrite, whether unconditionally or conditionally, any security, debenture or debenture stock of the Company. In each and every case, the commission may be paid or settled in cash or in securities or in debentures or in debenture stock of the Company.

9.	Share Certificate; Share Warrant

9.1 Subject to and in accordance with the provisions of the Companies Law, a share certificate shall bear the seal or stamp of the Company, together with the signatures of two directors, or as the Board of Directors of the Company shall determine.

9.2 Every shareholder registered in the register of shareholders is entitled to receive one share certificate for the shares registered in his name, or if the Board of Directors shall approve (after he pays the amount which the Board of Directors shall determine from time to time), several share certificates, each for one or more of such shares; each share certificate shall state the number of shares for which it was issued and the serial numbers of the shares.

A share certificate registered in the names of two or more persons shall be delivered to the person whose name appears first in the register of shareholders among the names of the joint owners.

9.3 (a) The Company may deliver a share warrant for shares for which the full consideration has been paid to the Company, which shall grant the holder thereof the rights to the shares specified therein and the right to transfer it by delivery of the share, and the provisions of these Articles of Association concerning the transfer of shares shall not apply to shares specified in such a share warrant.

(b) A shareholder who lawfully holds a share warrant is entitled to return it to the Company for its cancellation and conversion into a registered share in his name; and is entitled, for a fee to be determined by the Board of Directors, to have his name registered in the register of shareholders for the shares specified in the share warrant, and to be issued a share certificate in his name.

(c) The holder of a share warrant may deposit the share warrant at the Office, and as long as it is deposited there, the depositor shall have the right to demand the convening of a meeting of the Company, in accordance with and subject to the provisions of the Companies Law and these Articles of Association, to be present thereat, to vote and to exercise the other rights of a shareholder at any meeting convened upon his demand as aforesaid 30 days after the deposit, as if his name were registered in the register of shareholders as the owner of the shares included in the share warrant. Only one person shall be recognized as the depositor of the share, and the Company must return the share warrant to the depositor if he so requests in writing 30 days in advance.

If the share warrant is not deposited as aforesaid, the holder thereof shall not have the rights detailed in this sub-regulation (c), and he shall have, subject to the provisions of these Articles of Association, all other rights granted to a shareholder in the Company.

9.4 If a share certificate or a share warrant is lost or defaced, the Board of Directors may issue a new certificate or warrant in its place, provided that the certificate or warrant has not been cancelled by the Company, or it has been proven to the satisfaction of the Board of Directors that the certificate or warrant was lost or destroyed, and it has received security to its satisfaction for any possible damage, all for a payment, if the Board of Directors decides to impose one.

10.	Calls for Payment

10.1 The Board of Directors may, from time to time, at its discretion, make calls upon the shareholders for payment of all monies not yet paid in respect of the shares held by each of the shareholders, and which, according to the terms of allotment of the shares, are not to be paid at fixed times, and each shareholder shall pay to the Company the amount of the call made upon him, at the time and place as determined by the Board of Directors. A call for payment may be by dividing the payment into installments. The date of the call for payment shall be the date of the Board of Directors’ resolution regarding the call for payment.

10.2 Fourteen (14) days’ prior notice shall be given of every call for payment, which shall specify the rate of payment and the place of its payment, provided that before the time of payment of such a call, the Board of Directors may, by notice in writing to the shareholders, cancel the call or extend the time for its payment, provided that such a resolution was adopted before the time of payment of the call.

10.3 Joint owners of a share shall be jointly liable for the payment of all installments and calls for payment due in respect of such a share.

10.4 If, according to the terms of allotment of any share or otherwise, any amount is to be paid on a fixed date or in installments on fixed dates, then each such amount or installment shall be paid as if it were a call for payment duly made by the Board of Directors and of which due notice was given, and all the provisions in these Articles of Association concerning calls for payment shall apply to such amount or installment.

10.5 If the amount of the call for payment or the installment is not paid on or before its due date, the person who is at that time the owner of the share in respect of which the call was made or on which the installment is due, shall pay interest on the aforesaid amount, at the rate that the Board of Directors shall determine from time to time, or at the rate permitted at that time by law, from the day fixed for its payment until the day it is actually paid, but the Board of Directors may waive the payment of interest, in whole or in part.

10.6 If the Board of Directors shall deem it fit, it may accept from a shareholder who wishes to pay in advance monies not yet called or whose payment date has not yet arrived and which have not yet been paid on account of his shares, or part thereof. The Board of Directors may pay the shareholder on the monies advanced as aforesaid, or on part thereof, interest until the day on which the monies should have been paid had they not been advanced, at a rate to be agreed upon between the Board of Directors and the shareholder.

11.	Forfeiture and Lien on Shares

11.1 If a shareholder has not paid the consideration he undertook to pay, in whole or in part, on the date and under the conditions determined, whether a call for payment was issued or not, the Board of Directors may at any time give notice to that shareholder and demand that he pay the unpaid amount, together with the accrued interest and all expenses incurred by the Company due to such non-payment.

11.2 The notice shall set a day, which shall be at least fourteen (14) days after the date of the notice, and a place or places where the said call for payment or installment is to be paid, together with the interest and expenses as aforesaid. The notice shall state that in the event of non-payment on the fixed date and at the place specified in that notice, the Company may forfeit the shares in respect of which the call for payment was made or the due date of the installment has arrived.

11.3 If the requirements contained in the notice as aforesaid are not fulfilled, then at any time thereafter, before payment of the call for payment or the installment, interest and expenses due in connection with these shares, the Board of Directors may, by a resolution on the matter, forfeit the shares in respect of which notice was given as aforesaid. Such forfeiture shall include all dividends declared in respect of the forfeited shares and which were not actually paid before the forfeiture.

11.4 Any share so forfeited shall be deemed the property of the Company, and the Board of Directors shall be entitled, subject to the provisions of these Articles of Association, to sell, re-allot or otherwise transfer it as it shall deem fit.

11.5 Forfeited shares that have not yet been sold shall be dormant shares in accordance with the Companies Law, and they shall not confer any rights whatsoever as long as they are owned by the Company.

11.6 The Board of Directors may at any time before the sale, re-allotment or other transfer of any share so forfeited, cancel the forfeiture on such terms as the Board of Directors shall deem fit.

(a) Any shareholder whose shares have been forfeited shall cease to be the owner of the shares so forfeited, but he shall continue to be indebted to the Company for all calls for payment, installments, interest and expenses due on account of these shares or for them at the time of forfeiture, together with interest on those amounts from the day of forfeiture until the day of payment, at the maximum rate that shall be permitted at that time by law, unless the forfeited shares were sold and the Company received the full consideration that the shareholder undertook to pay, plus the expenses associated with the sale.

(b) If the consideration received for the sale of the forfeited shares exceeds the consideration that the shareholder whose shares were forfeited undertook to pay, the shareholder is entitled to the return of the partial consideration he gave for them, if any, subject to the provisions of the allotment agreement, provided that the consideration remaining with the Company shall not be less than the full consideration that the shareholder whose shares were forfeited undertook to pay, plus the expenses associated with the sale.

11.7 The provisions of these Articles of Association regarding the forfeiture of shares shall also apply to cases of non-payment of a known sum which, according to the terms of allotment of the share, is due on a fixed date, as if this sum were to be paid by virtue of a call for payment that was delivered and notified.

11.8 The Company shall have a first-ranking lien on all shares registered in the name of any shareholder, except for fully paid-up shares, and on the proceeds from their sale for the settlement of the debts and obligations of that shareholder to the Company, whether by himself or together with any other person, whether the due date for the settlement of these debts or the due date for the fulfillment of these obligations has arrived or not, whatever the sources of the debts may be, and no equitable rights shall be created on any share. The aforesaid lien and charge shall apply to all dividends which may be declared from time to time on these shares. Unless otherwise decided, the registration by the Company of a transfer of shares shall be deemed a waiver by the Company of the lien or charge (if any) on the shares.

11.9 In order to realize the aforesaid lien, the Board of Directors shall be entitled to sell the charged shares in such manner as it shall see fit, at its discretion; however, no share may be sold unless the period specified in regulation 11.2 above has passed, and a notice in writing has been delivered to the shareholder (or to the person entitled to it due to his death or due to his bankruptcy or winding-up or receivership) stating that the Company intends to sell the share, and the shareholder or the person entitled to the share as aforesaid has not paid the aforesaid debts or has not fulfilled or has not performed the aforesaid obligations within fourteen (14) days from the date of sending this notice.

11.10 The proceeds from any such sale, after settlement of the sale expenses, shall be used to settle the debts and fulfill the obligations of such shareholder (including debts, obligations and engagements whose settlement or performance date has not yet arrived) and the provisions of regulation 11.6(b) shall apply, mutatis mutandis.

11.11 In the event of a sale after forfeiture or for the purpose of enforcing a lien by using the powers granted above, the Board of Directors shall be entitled to appoint a person to sign a deed of transfer of the sold share and to register the purchaser in the register of shareholders as the owner of the sold shares, and the purchaser shall not be obliged to verify that these actions were properly carried out, and it shall not be his concern what the sale proceeds were used for, and after his name is registered in the register of shareholders in respect of these shares, the validity of the sale shall not be challenged, and the remedy of any person aggrieved by the sale shall be only in a claim for damages from the Company and from it alone.

12.	Transfer and Delivery of Shares

12.1 A transfer of shares shall not be registered unless a suitable deed of transfer has been delivered to the Company. A deed of transfer of a share in the Company shall be signed by the transferor and the transferee, and the transferor shall be deemed to remain the owner of the share until the name of the transferee is registered in the register of shareholders in respect of the transferred share.

The deed of transfer of a share shall be drawn up and completed in the following form or in a form as similar thereto as possible or in a regular or customary form that shall be approved by the Board of Directors:

**”I _______________ , of _________________ (“the Transferor”), for the consideration of the sum of NIS _______ paid to me by _____________ of _______________ (“the Transferee”) hereby transfer to the Transferee _________ shares of _________ of NIS ________ each, marked with the numbers up to _____ and inclusive, of _________ Ltd., to be held by the Transferee, his executors, administrators, and assigns, subject to all the conditions under which I held them on the eve of signing this deed, and I, the Transferee, hereby agree to accept the said shares subject to the said conditions.”**

**In witness whereof we have signed on the ____ day of the month of _____ in the year _______.**

**_____________________	_____________________**

** The Transferor	The Transferee**

**_____________________	_____________________**

** Witness to the Transferor’s signature	Witness to the Transferee’s signature”	**

12.2 The Company may close the register of shareholders for such time as the Board of Directors may deem fit, provided that it does not exceed thirty (30) days in any year. The Company shall notify the shareholders of the closing of the register of shareholders in accordance with the provisions of these Articles of Association regarding the delivery of notices to shareholders. The Company may set a record date for the purpose of the right to receive invitations to general meetings, to participate and vote therein, and also for the purpose of the right to receive a dividend, in accordance with the Companies Law and the regulations promulgated thereunder.

12.3 (a) Every deed of transfer shall be delivered to the Office for registration. Deeds of transfer that are registered shall remain with the Company, but all deeds of transfer which the Board of Directors refuses to register shall be returned upon demand to the person who delivered them, together with the share certificate (if delivered).

(b) The Company may demand payment of a fee for the registration of the transfer, which shall be determined by the Board of Directors of the Company.

12.4 The guardians and executors of a deceased sole shareholder, or, where there are no executors or guardians, the persons who are entitled as heirs of the deceased sole shareholder, shall be the only ones whom the Company shall recognize as having a right to the share that was registered in the name of the deceased.

If a share is registered in the name of two or more owners, the Company shall recognize only the surviving partner or surviving partners as the persons who have the right to the share or a beneficial interest in it. If a share is registered in the name of several joint owners as aforesaid, each of them shall be entitled to transfer his right.

12.5 The Company may recognize a receiver or a liquidator of a shareholder that is a corporation in liquidation or winding-up or a trustee in bankruptcy or any receiver of a bankrupt shareholder as having a right to the shares registered in the name of such shareholder.

12.6 Any person who becomes entitled to shares due to the death of a shareholder shall be entitled, upon showing proof of the existence of a will or the appointment of a guardian or the granting of a probate order, which proves that he has the right to the shares of the deceased shareholder, to be registered as a shareholder in respect of such shares, or may, subject to the provisions of these Articles of Association, transfer those shares.

12.7 The receiver or liquidator of a shareholder that is a corporation in liquidation or winding-up, or the trustee in bankruptcy or any receiver of a bankrupt shareholder, may, after having produced such evidence as the Board of Directors may require of him, which proves that he has the right to the shares of the shareholder in liquidation or winding-up or in bankruptcy, with the consent of the Board of Directors (and the Board of Directors shall be entitled to refuse to give its consent without giving any reason for its refusal) be registered as a shareholder in respect of such shares, or may, subject to the provisions of these Articles of Association, transfer those shares.

12.8 All of the above regarding the transfer of shares shall apply to the transfer of other securities of the Company, mutatis mutandis.

13.	Redeemable Shares

13.1 The right to redemption is limited to the case of the winding-up of the Company after payment of all the Company’s liabilities to its creditors at the time of the winding-up.

13.2 Redeemable shares shall grant their holders the rights detailed below:

1. Voting rights;

2. Rights to participate in dividends.

14.	Alteration of Capital

14.1 The Company may from time to time, by a resolution of the general meeting adopted by an ordinary majority of the votes of the shareholders, increase its registered share capital by such classes of shares as it shall determine.

14.2 Unless otherwise stated in the resolution approving the increase of the share capital as aforesaid, the provisions of these Articles of Association shall apply to the new shares.

14.3 By a resolution of the general meeting adopted by an ordinary majority of the votes of the shareholders, the Company may:

(a) Consolidate and re-divide its share capital into shares of a larger par value than the par value of the existing shares, and if its shares were of no par value - into a capital composed of a smaller number of shares, provided that this shall not change the holding percentages of the shareholders in the issued capital.

For the purpose of implementing any such resolution, the Board of Directors may settle as it sees fit any difficulty that may arise, and among other things, issue certificates of fractional shares or certificates in the names of several shareholders that shall include the fractional shares due to them.

Without derogating from the authority of the Board of Directors as aforesaid, in the event that as a result of the consolidation there are shareholders whose share consolidation leaves fractions, the Board of Directors shall be entitled, with the approval of the general meeting adopted by an ordinary majority of the votes of the shareholders:

(1) To sell the total of all fractions and for this purpose to appoint a trustee in whose name the share certificates including the fractions will be issued, who will sell them and the proceeds received, net of commissions and expenses, will be distributed to those entitled; or -

(2) To allot to each shareholder for whom the consolidation leaves a fraction, shares of the class of shares before the consolidation, fully paid, in such number that their consolidation with the fraction will be sufficient for one whole consolidated share, and such allotment shall be considered valid immediately before the consolidation; or -

(3) To determine that shareholders shall not be entitled to receive a consolidated share for a fraction of a consolidated share, resulting from the consolidation of half or less of the number of shares whose consolidation creates one consolidated share, and shall be entitled to receive a consolidated share for a fraction of a consolidated share resulting from the consolidation of more than half of the number of shares whose consolidation creates one consolidated share;

In the event that an action under paragraphs (2) or (3) above requires the issuance of additional shares, then their payment shall be made in the manner in which bonus shares can be paid. Consolidation and division as aforesaid shall not be considered a change in the rights of the shares subject to the consolidation and division.

(b) Divide by re-division of its existing shares, all or part of them, its share capital, all or part of it, into shares of a smaller par value than the par value of the existing shares, and if its shares were of no par value - into an issued capital composed of a larger number of shares, provided that this shall not change the holding percentages of the shareholders in the issued capital.

(c) Cancel registered share capital that on the day of the adoption of the resolution has not yet been allotted, provided that there is no commitment of the Company, including a contingent commitment, to allot the shares.

15.	General Meetings

15.1 In addition to the resolutions which the general meeting is authorized to adopt, and which are detailed in these Articles of Association and/or in the Companies Law, the Company’s resolutions on the following matters shall be adopted at a general meeting by an ordinary majority of the votes of the participating shareholders:

1. Amendment of these Articles of Association as stated in regulation 39 below.

2. Exercise of the powers of the Board of Directors in the event that the meeting has determined that the Board of Directors is prevented from exercising its powers, and that the exercise of one of its powers is essential for the proper management of the Company as stated in Section 52(a) of the Companies Law.

3. Appointment of the Company’s auditing accountant, determination of his terms of engagement and termination of his engagement in accordance with the provisions of Sections 154 to 167 of the Companies Law.

4. Approval of acts and transactions requiring the approval of the general meeting according to the provisions of Sections 255, 270(1)-(3), 271 to 273 of the Companies Law.

5. Increase and cancellation of the registered share capital in accordance with the provisions of Sections 286 and 287 of the Companies Law.

6. Merger as stated in Section 320(a) of the Companies Law and subject to Section 320(a1) of the Companies Law.

15.2 The general meeting may assume powers vested in another organ.

15.3 The Company shall hold an annual meeting each year and no later than the end of fifteen (15) months after the last annual meeting. A general meeting that is not an annual meeting shall be a special meeting.

15.4 The agenda at the annual meeting shall include the subjects listed below:

1. Discussion of the audited financial statements of the Company, together with the report of the Board of Directors;

2. Appointment of directors whose term of office expires at such annual meeting, in accordance with ~~as stated in~~ regulation 19.~~1~~ 2 and determination of their remuneration as directors;

3. Appointment of an auditing accountant;

4. Subjects that the Board of Directors has decided to bring for the resolution of the general meeting;

5. Subjects for which the convening of a special meeting is required according to Section 63 of the Companies Law;

6. ~~Subjects requested from the Board of Directors by one or more shareholders holding at least five (5) percent of the issued capital and at least one (1) percent of the voting rights in the Company or one or more shareholders holding at least five (5) percent of the voting rights in the Company, provided that they are suitable for discussion at a general meeting.~~Subject to the Companies Law, the Board may accept a request of a shareholder holding not less than the required percentage under the Companies Law of the voting rights at the general meeting which entitles such shareholder to require the Company to include a matter on the agenda of the general meeting, to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Companies Law and these Articles of Association and only if the request also sets forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company, holding not less than the required percentage under the Companies Law and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination of a person to be proposed to the shareholders for election as a director, such request shall also comply with the requirements of regulation 19.2(e). Furthermore, the Board may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require. Notwithstanding anything to the contrary in these Articles of Association, the appointment or removal of directors by the general meeting shall be deemed to be a matter suitable for consideration only at an annual general meeting and shall not be considered or resolved upon at a special general meeting. This provision shall not restrict the Board of Directors’ authority to appoint directors in accordance with these Articles of Association. Notwithstanding anything to the contrary herein (including regulation 39), this regulation 15.4(6) may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders.

15.5 Whenever the Board of Directors shall deem it fit, it may convene a special meeting by its resolution, and special meetings shall also be convened upon demand as stated in the Companies Law.

15.6 Notice of a general meeting shall be published within the period required under the Companies Law and the regulations promulgated thereunder. ~~on whose agenda there are no subjects which can be voted on by means of voting instruments as stated in Section 87 of the Companies Law shall be published at least fourteen (14) days before the convening of the meeting, while a notice on whose agenda there are such subjects shall be published at least twenty-one (21) days before the convening of the meeting. The notice shall be published in at least two daily newspapers with wide circulation in Israel, published in the Hebrew language~~. In any case, notice shall not be delivered to each of the shareholders registered in the Company’s register of shareholders.

The notice shall specify the type of meeting, the place and time of the meeting, a breakdown of the subjects on the agenda, a summary of the proposed resolutions, the majority required to adopt the resolutions, and also the date for determining the eligibility of all shareholders to vote at the general meeting, as stated in Section 182 of the Companies Law. If a date for an adjourned meeting is set for a date later than that specified in Section 78(b) of the Companies Law, i.e., more than seven (7) days, that date shall be specified in the notice.

16.	Adoption of Resolutions at General Meetings

16.1 No discussion shall be opened at a general meeting unless a legal quorum is present within half an hour from the time set for its opening. Except in cases where otherwise provided by the Companies Law or these Articles of Association, a legal quorum shall be constituted when there are present, in person or by proxy, at least two (2) shareholders holding together at least twenty-five percent (25%) of all the voting rights in the Company.

16.2 If after half an hour from the time set for the meeting a legal quorum is not present, it shall be adjourned to the ~~same day in the~~ following ~~week~~ day, at the same time and in the same place, or to such other date, time and place as shall be determined by the Board of Directors and ~~a later date, if~~ specified in the notice of the meeting, and at the adjourned meeting the matters for which the first meeting was called shall be discussed. If at the adjourned meeting a legal quorum is not present after half an hour from the time set for the meeting, then the meeting shall be held with any number of participants whatsoever.

If the general meeting was convened at the demand of shareholders, as stated in the Companies Law, the adjourned meeting shall be held only if there are present at it at least shareholders in the number required for convening a meeting as stated in Section 63 of the Companies Law, i.e.: one or more shareholders holding at least five (5) percent of the issued capital and at least one (1) percent of the voting rights in the Company, or one or more shareholders holding at least five (5) percent of the voting rights in the Company.

16.3 The chairman of the Board of Directors shall preside at every general meeting. If there is no chairman or if he is not present after fifteen (15) minutes have passed from the time set for the meeting, or if he does not wish to serve as chairman of the meeting, the shareholders present at the meeting shall elect one of them to be chairman.

16.4 The chairman of a general meeting may, with the consent of the meeting in which there is a legal quorum, adjourn the meeting from time to time and from place to place, and he must adjourn it as aforesaid if the meeting has instructed him to do so. At the adjourned meeting, only matters that were on the agenda and the discussion of which was not concluded or did not begin at the meeting where the adjournment was decided upon may be discussed.

16.5 Subject to the provisions of the Companies Law and the provisions of these Articles of Association requiring a supermajority of the shareholders, every proposed resolution submitted to the meeting shall be decided by an ordinary majority of the count of votes of the shareholders present and participating in it.

16.6 The chairman of a general meeting shall not have an additional or casting vote.

16.7 The chairman’s declaration that a resolution was adopted unanimously or by a certain majority or was rejected, and the minutes of the meeting signed by the chairman of the meeting, shall serve as prima facie evidence of what is stated in the minutes.

17.	Voting of Shareholders

17.1 Subject to any special conditions, privileges and restrictions regarding the voting of shareholders attached at that time to any shares, in a vote by a count of votes or by secret ballot, every shareholder, present in person or by proxy or by means of a voting instrument, shall have one vote for every share belonging to him and conferring a voting right.

17.2 A corporation that is a shareholder in the Company may authorize, by a resolution of its directors or other governing body, the power of such person as it shall deem fit to be its representative at any general meeting. A person authorized as aforesaid shall be entitled to exercise on behalf of the corporation he represents the same voting rights that the corporation itself could have exercised if it were a sole shareholder.

17.3 Subject to the provisions of the Companies Law, resolutions of the general meeting on the subjects listed below shall also be adopted by way of a voting instrument:

(a) Appointments and dismissals of directors;

(b) Approval of acts or transactions requiring the approval of the general meeting according to the provisions of Sections 255 and 268 to 275 of the Companies Law;

(c) Approval of a merger according to Section 320 of the Companies Law;

(d) Subjects determined by the Minister of Justice in regulations promulgated or to be promulgated by virtue of Section 89 of the Companies Law;

Subject to the provisions of the Companies Law, the voting instrument shall be deposited at the Office or at the place designated for the convening of the meeting not less than 48 hours before the time set for the beginning of the meeting at which the person named in the voting instrument is to vote. However, the chairman of the meeting may waive this requirement and accept the voting instrument at the beginning of the meeting.

18.	Voting Rights

18.1 A minor shareholder and a shareholder who has been declared legally incompetent by a competent court may vote only through their guardians, and any such guardian may vote by proxy.

18.2 In the case of joint owners of a share, the opinion of one of the joint owners, in person or by proxy, shall be accepted, and the opinion of the other partners shall not be accepted, and for this purpose, the partner whose opinion shall be heard shall be determined according to the order in which the names are registered in the register of shareholders.

18.3 Shareholders may vote in person, by proxy, or in the case of a corporation - by a representative according to regulation 18.4 below, or by a duly authorized attorney, as shall be provided below.

18.4 Any document appointing a proxy to vote (hereinafter: “instrument of appointment”) shall be signed by the appointor or by his attorneys who have written authority to do so, or, if the appointor is a corporation - the appointment shall be made in writing duly signed and with the seal of the corporation or the signature of its authorized attorney.

18.5 The instrument of appointment and also the power of attorney (if any) under which the instrument of appointment was signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the Office or at the place designated for the convening of the meeting not less than 48 hours before the time set for the beginning of the meeting at which the person named in the instrument of appointment is to vote. However, the chairman of the meeting may waive this requirement for all participants with respect to any meeting, and accept the powers of attorney at the beginning of the meeting.

18.6 A shareholder holding more than one share shall be entitled to appoint more than one proxy, subject to the provisions below:

(a) The instrument of appointment shall specify the class and the number of shares for which it is given;

(b) If the total number of shares of any class specified in the instruments of appointment given by one shareholder exceeds the number of shares of that class held by him, all instruments of appointment given by that shareholder for the excess shares shall be void, without prejudice to the validity of the vote for the shares held by him;

(c) If only one proxy is appointed by a shareholder and the instrument of appointment does not specify the number and class of shares for which it is given, the instrument of appointment shall be deemed to have been given for all the shares held by the shareholder on the day the instrument of appointment was deposited with the Company or on the day it was delivered to the chairman of the meeting, as the case may be. If the instrument of appointment was given for a number of shares less than the number of shares held by the shareholder, the shareholder shall be deemed to have abstained from voting for the remainder of the shares held by him, and the instrument of appointment shall be valid only for the number of shares specified therein.

18.7 Any instrument of appointment of a proxy, whether for a specifically mentioned meeting or otherwise, shall be, as far as circumstances permit, in the following form:

“I, ___________________ , of ____________________ , a shareholder in ________________ Ltd. (hereinafter: “**the Company**”), hereby appoint __________________ , whose identity number is ________________ , of ____________ , or in his/her absence - _____________ , whose identity number is ____________ , of _____________ , or in his/her absence - _______________ , whose identity number is ___________ , of _____________ , to vote for me and in my name for ____ shares of class _______ , held by me, at the Annual/Special General Meeting of the Company / at the meeting of the shareholders of class _______________ , to be held on the _____ day of the month of ___________ in the year _________ , and at any adjournment of this meeting.

In witness whereof I have signed on the __ day of the month of ___________ in the year _________.

Signature”

18.8 A vote in accordance with the provisions of a document appointing a proxy shall be valid notwithstanding the death of the appointor, or the revocation of the power of attorney or the transfer of the share in respect of which the vote was cast as aforesaid, unless notice in writing of the death, revocation or transfer was received at the Office or by the chairman of the meeting before the vote.

19.	The Board of Directors

19.1 The number of members of the Company’s Board of Directors shall not be less than five (5) and shall not exceed ~~fifteen (15)~~ eight (8) (hereinafter: “the Ordinary Directors”), including the number of external directors whose appointment is required by law (hereinafter: “the External Directors”), if and to the extent applicable, as shall be determined by the Board of Directors. Notwithstanding anything to the contrary herein (including regulation 39), this regulation 19.1 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders.

19.2 (a) The Ordinary Directors (excluding the External Directors) shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective:

(1) The term of office of the initial Class I directors shall expire at the annual general meeting to be held in 2027 and when their successors are elected and qualified,

(2) The term of office of the initial Class II directors shall expire at the first annual general meeting following the annual general meeting referred to in paragraph (1) above and when their successors are elected and qualified, and

(3) The term of office of the initial Class III directors shall expire at the first annual general meeting following the annual general meeting referred to in paragraph (2) above and when their successors are elected and qualified.

(b) At each annual general meeting, commencing with the annual general meeting to be held in 2027, each director elected at such annual general meeting to serve as a director in a Class whose term shall have expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

(c) If the number of Ordinary Directors (excluding the External Directors) that comprises the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the Classes as to make all Classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d) Prior to every general meeting of the Company at which Ordinary Directors are to be elected, and subject to regulations 19.2(a) and 19.2(i) of this Article, the Board of Directors (or a committee thereof) shall select, by a resolution adopted by a majority of the members of the Board of Directors (or such committee), a number of persons to be proposed to the shareholders for election as Ordinary Directors at such General Meeting (the “Nominees”).

(e) Any shareholder or shareholders holding at least the percentage of voting rights in the Company required under the Companies Law and the regulations promulgated thereunder to request the inclusion of a matter on the agenda of a general meeting (the “Proposing Shareholder”) may request to include on the agenda of a general meeting a nomination of a person to be proposed to the shareholders for election as a director (such person, an “Alternate Nominee”), provided that such request complies with this regulation 19.2(e) and applicable law. Such a request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an annual general meeting. In addition to any information required to be included in accordance with applicable law, such a request shall be in writing, signed by all of the Proposing Shareholders, and shall set forth: (1) the name, address, telephone number and email address of the Proposing Shareholders and the number of shares held by them, accompanied by evidence satisfactory to the Company of such holding; (2) the name, address, telephone number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (3) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholders or any of their affiliates and each Alternate Nominee; (4) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the general meeting, if provided or published, and that he, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (5) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F (or Form 10-K, if applicable) or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (6) a declaration made by the Alternate Nominee of whether he meets the criteria for an independent director and, if applicable, an External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (7) any other information required at the time of submission of the request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholders and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this regulation 19.2(e), and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the general meeting at which they are subject to election, by the shareholders present at the meeting, in person or by their proxy, or, subject to the provisions of the Companies Law, by means of a voting instrument, by an ordinary majority of the votes of the shareholders. Notwithstanding regulation 16.5, in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the general meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described in paragraph (2) below shall apply. The Board of Directors may consider, among other things, the following methods: (1) election of competing slates of director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the general meeting in person or by proxy and voting on such competing slates; (2) election of individual directors by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election); (3) election of each nominee by a majority of the voting power represented at the general meeting in person or by proxy and voting on the election of directors, provided that if the number of such nominees exceeds the number of directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above; and (4) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles of Association, election of directors at a general meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of directors to be elected at such meeting, with the determination thereof being made by the secretary of the Company (or, in the absence thereof, by the General Manager) as of the close of the applicable period for submitting nominations under applicable law, based on whether one or more notices of nomination were timely filed in accordance with this regulation 19.2 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided, further, that if, prior to the time the Company publishes its initial proxy materials in connection with such election of directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a Contested Election. At any general meeting at which directors are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board of Directors up to the total number of directors to be elected at such meeting. Shareholders shall not be entitled to cumulative voting in the election of directors.

(g) Notwithstanding all of the above, the annual general meeting may, by a resolution adopted by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders, remove from office any director, except for an External Director, before the end of his term of office (with such removal becoming effective on the date fixed in such resolution), provided that the director is given a reasonable opportunity to present his position before the general meeting.

(h) Subject to the maximum number of directors stated in regulation 19.1 above, the Board of Directors (and, if so determined by the Board of Directors, the general meeting at an annual general meeting) may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving, including following removal pursuant to regulation 19.2(g), or due to the number of directors serving being less than the maximum number stated in regulation 19.1). The office of a director appointed to fill a vacancy shall only be for the remaining period of time during which the director whose service has ended would have held office, and in case of a vacancy due to the number of directors serving being less than the maximum number stated in regulation 19.1, the Board of Directors shall determine at the time of appointment the Class to which the additional director shall be assigned. Any appointment by the Board of Directors shall be brought to the knowledge of the shareholders by way of a notice given by the Company.

(i) Notwithstanding anything to the contrary in these Articles of Association, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions of the Companies Law.

(j) Notwithstanding anything to the contrary herein (including regulation 39), this regulation 19.2 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders.

~~19.2 (a) Directors in the Company shall be elected by a resolution adopted at an annual general meeting, where at each annual general meeting the Ordinary Directors shall be appointed, while the External Directors shall be appointed in accordance with the provisions of the Companies Law. The election of the members of the Board of Directors as aforesaid shall be made by the shareholders present at the meeting, in person or by their proxy, or, subject to the provisions of the Companies Law, by means of a voting instrument, by an ordinary majority of the votes of the shareholders.~~

~~(b) The term of office of a director shall commence on the date of his appointment by the meeting as aforesaid. A director appointed as aforesaid by the general meeting shall serve until the end of the next annual meeting after the annual meeting at which he was appointed.~~

~~(c) Notwithstanding all of the above, the general meeting may at any time, by a resolution with an ordinary majority, remove from office any director, except for an external director, before the end of his term of office, provided that the director is given a reasonable opportunity to present his position before the general meeting. Any general meeting may also, by a resolution with an ordinary majority, appoint another person as a director in place of a director who was removed from office as aforesaid. A director so appointed shall serve in his position only for the term of office which the director he was appointed to replace would have served.~~

~~(d) Subject to the maximum number of directors as stated in regulation 19.1 above, the Board of Directors shall be entitled, by a resolution adopted in the Board of Directors by an ordinary majority of the serving directors who were present at the meeting (not including abstaining directors), to appoint additional directors in the Company. If a director is appointed as stated in this regulation, the appointment shall be brought to the knowledge of the shareholders, by way of a notice given by the Company. The appointment shall be valid until its approval at the next annual general meeting to be convened for the first time after the appointment.~~

19.3 (a) A director is entitled at any time to appoint a person to serve as his alternate director on the Board of Directors, subject to the provisions of the Companies Law (hereinafter: “Alternate Director”). A person who is not qualified to be appointed as a director and also a person who serves as a director or as an alternate director shall not be appointed as an alternate director. As long as the appointment of the Alternate Director is in effect, he shall be entitled to receive invitations to every meeting of the Board of Directors (without derogating from the right of the director to receive invitations) and to participate and vote at every meeting of the Board of Directors from which the appointing director is absent.

(b) The Alternate Director shall have, subject to the provisions of the instrument of appointment under which he was appointed, all the powers that the director for whom he serves as an alternate has, and his status shall be that of a director.

19.4 (a) A director who has appointed an Alternate Director shall be entitled at any time to revoke the appointment. The term of office of an Alternate Director shall cease if the director who appointed him has notified the Company in writing of his resignation or if his term of office as a director has ceased in any other way.

(b) Any appointment of an Alternate Director and revocation of his appointment shall be made by notice in writing to the Company.

19.5 A director who has ceased to serve in his office may be reappointed, but in the event that his term of office expired because he was convicted of an offense as detailed in regulation 19.6(c) below, he may be reappointed only if five (5) years have passed from the date of the judgment in which he was convicted, as stated in Section 226 of the Companies Law.

19.6 The office of a director shall become vacant automatically in any of the following cases:

(a) If he has resigned from his office as stated in Section 229 of the Companies Law.

(b) If he has been convicted of an offense as stated in Section 232 of the Companies Law.

(c) If the court has decided to order the termination of his term of office as stated in Section 233 of the Companies Law.

(d) If he has been declared bankrupt, and if he is a corporation - has decided on its voluntary winding-up or a winding-up order has been issued against it.

(e) Upon his death.

(f) If he has become legally incompetent.

19.7 ~~If in place of a director whose term of office has ended, another director is not appointed at the annual general meeting, then the term of office of the director whose term of office has ended shall be appointed for an additional term, or if despite the above a director is not appointed or the office of a director becomes vacant, the remaining directors shall be entitled to act in any matter, as long as their number is not less than three members. The remaining directors are also entitled to appoint a director, in place of a director whose term of office has ended or expired, who shall serve until the next annual general meeting.~~If the office of a director becomes vacant, the remaining directors may continue to act in every matter and may appoint a director to fill such vacancy in accordance with regulation 19.2(h); provided, however, that if the number of directors serving is less than the minimum number provided for in regulation 19.1, the remaining directors may only act in an emergency, to fill the office of a director which has become vacant up to a number equal to the minimum number provided for in regulation 19.1. Notwithstanding anything to the contrary herein (including regulation 39), this regulation 19.7 may only be amended, replaced or suspended by a resolution adopted at a general meeting by a majority of at least thirty-five percent (35%) of the total voting power of the Company’s shareholders.

19.8 Directors shall not receive remuneration from the Company’s funds unless the Company so decides as provided in Sections 270(3) and 273 of the Companies Law. A director is entitled to receive his reasonable expenses for travel and other expenses related to his participation in meetings of the Board of Directors and the fulfillment of his role as a member of the Board of Directors. Remuneration and expenses for external directors, if and to the extent applicable, shall be paid in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director), 5760-2000, or any regulations that may replace them.

20.	Powers of the Board of Directors

20.1	In addition to the powers vested in the Board of Directors by the Companies Law and by these Articles of Association, and without derogating from them, the Board of Directors shall outline the Company’s policy and supervise the performance of the General Manager’s duties and his actions, including: -

(a)	It shall determine the Company’s action plans, principles for their financing and priorities among them;

(b)	It shall examine the financial position of the Company, and shall determine the credit framework that the Company may take;

(c)	It shall determine the organizational structure and the salary and remuneration policy;

(d)	It may decide on the issuance of a series of debentures;

(e)	It is responsible for the preparation of the financial statements and for their approval as stated in Section 171 of the Companies Law;

(f)	It shall appoint and dismiss the General Manager as stated in Section 250 of the Companies Law;

(g)	It shall decide on acts and transactions requiring its approval according to the provisions of Sections 253 and 268 to 275 of the Companies Law and the provisions of these Articles of Association;

(h)	It may allot shares and convertible securities up to the limit of the Company’s registered share capital according to the provisions of Section 288 of the Companies Law;

(i)	It may decide on a distribution as stated in Sections 307 and 308 of the Companies Law;

(j)	It shall express its opinion to the general meeting on a special tender offer as stated in Section 329 of the Companies Law;

(k)	It may determine, from time to time, who shall be authorized to sign on behalf of the Company on bills of exchange, promissory notes, receipts, acceptances, endorsements, checks, contracts and other documents of any kind, but such authorized signatories shall be required to sign together with the Company’s seal or next to its printed or written name.

20.2 The Board of Directors shall act in each of the matters listed in regulation 20.1 above in accordance with the provisions of the Companies Law and these Articles of Association.

20.3 The powers of the Board of Directors under regulations 20.1(a) to (j) above are not delegable to the General Manager, except as provided in Section 288(b)(2) of the Companies Law.

20.4 The recommendations, reports and approvals that the Board of Directors must give according to regulation 20.1 above shall be accompanied by the Board of Directors’ reasons for the recommendation, report or approval, as the case may be.

20.5 The chairman of the Board of Directors shall preside over the meeting of the Board of Directors. At the first meeting of the Board of Directors after each annual general meeting, the Company’s Board of Directors shall elect one of its members to serve as chairman of the Board of Directors. The appointment of the chairman of the Board of Directors shall be until the first annual general meeting after his appointment.

21.	Meetings of the Board of Directors

21.1 The Board of Directors shall convene for meetings according to the needs of the Company, and at least once every three (3) months.

21.2 The chairman of the Board of Directors may convene the Board of Directors at any time. In addition, any two directors (and if the number of members of the Board of Directors does not exceed five (5) - one director) shall be entitled to demand the convening of a meeting of the Board of Directors on a subject to be specified.

21.3 Any notice of a meeting of the Board of Directors may be given orally, by telephone conversation, in writing (including by facsimile or electronic mail), or by telegram, provided that the notice is given at least 12 hours before the time set for the meeting, unless all members of the Board of Directors or their alternates (if any) have agreed to a shorter time or to convene without notice. A director who is absent from the country at any time shall not be entitled to receive during his days of absence notice of the convening of meetings of the Board of Directors, provided that if a director who is absent from the country has appointed an alternate director according to these Articles of Association, such notice shall be sent to that alternate director.

21.4 The notice of a meeting of the Board of Directors shall specify the time of the meeting and the place where it will convene and a reasonable breakdown of all the subjects on the agenda.

The agenda shall include the subjects determined as stated in regulation 21.2 above and also any subject that a director or the General Manager has requested from the chairman of the Board of Directors, a reasonable time before the convening of the meeting of the Board of Directors, to include in the agenda.

21.5 Until decided otherwise by the Board of Directors, a majority of the members of the Board of Directors at that time who are not prevented by any law from participating and voting at the meeting of the Board of Directors, shall constitute a legal quorum at meetings of the Board of Directors and in its resolutions. The legal quorum shall be checked at the opening of the meeting and at the time of adoption of each resolution of the Board of Directors.

Notwithstanding the above, the legal quorum for the purpose of the Board of Directors’ resolution regarding the termination of the term of office of the Internal Auditor shall in no case be less than a majority of the members of the Board of Directors.

21.6 Resolutions in the Board of Directors shall be adopted by an ordinary majority of the directors present and voting. Each director shall have one vote.

21.7 The chairman of the Board of Directors shall preside at every meeting of the Board of Directors. If the chairman of the Board of Directors is not present after fifteen (15) minutes have passed from the time set for the meeting, or if he does not wish to preside over it, the members of the Board of Directors present at the meeting shall elect one of them to serve as chairman, to conduct the meeting and to sign the minutes of the meeting, but the person so elected shall not have an additional or casting vote in the votes of the Board of Directors.

21.8 Every meeting of the Board of Directors at which a legal quorum was present shall have the authority to exercise all the powers, authorities and discretions vested at that time, according to the provisions of these Articles of Association, in the Board of Directors or generally exercised by it.

21.9 The Board of Directors may adopt resolutions even without actually convening, with the consent of all the directors entitled to participate in the discussion and vote on the resolution. In such a case, the chairman of the Board of Directors shall record minutes and attach to them the signatures of the directors.

21.10 Subject to the provisions of any law, all acts done by or pursuant to a resolution of the Board of Directors or by a meeting of a committee of the Board of Directors or by a person serving as a member of the Board of Directors, shall be valid even if it is later discovered that there was some defect in the election of these members of the Board of Directors or the persons serving as aforesaid, or that all or one of them were disqualified, as if each of them had been lawfully elected and as if he had the necessary qualifications to be a member of the Board of Directors or the said committee.

21.11 A resolution signed by all the directors (or their alternates) or to which the directors (or their alternates), who are not prevented by any law from participating in the adoption of such a resolution, have agreed in writing, including by facsimile; and also, resolutions adopted using any means of communication in which all the directors who are not prevented by any law from participating in such a resolution can hear the other directors simultaneously - shall have the same validity for all purposes, as if they had been adopted at a duly convened meeting of the Board of Directors.

22.	Committees of the Board of Directors

22.1 The Board of Directors may, by a resolution adopted by a majority of the directors who at that time constitute the Board of Directors, establish committees and appoint members to them from among the members of the Board of Directors. Subject to the provisions of the Companies Law and the provisions of these Articles of Association, the Board of Directors may delegate its powers or part of them to such committees, and for a specific matter it may from time to time revoke this delegation of authority. At least two directors shall serve on each committee. ~~At least one external director shall serve on any committee authorized to exercise any of the powers of the Board of Directors.~~

22.2 Any committee established as stated in regulation 22.1 above must, when exercising its powers, comply with all the instructions that shall be determined by the Board of Directors. The meetings and actions of any such committee shall be conducted according to the provisions contained in these Articles of Association concerning the meetings and actions of the Board of Directors, as far as they are appropriate and as far as they have not been replaced by instructions given by the Board of Directors.

22.3 (a) A resolution adopted or an act done in a committee of the Board of Directors, by virtue of authority delegated to it from the powers of the Board of Directors, is like a resolution adopted or an act done in the Board of Directors.

(b) Notwithstanding the provisions of this regulation, on the subjects listed below, a committee of the Board of Directors shall not be entitled to adopt resolutions, but only for the purpose of recommendations:

(1) Determining general policy for the Company;

(2) Distribution, unless it is a purchase of the Company’s shares in accordance with a framework outlined in advance by the Board of Directors;

(3) Determining the position of the Board of Directors in connection with an act requiring the approval of the general meeting, or in the matter of giving an opinion as stated in Section 329 of the Companies Law;

(4) Appointment of directors, in the event that the Board of Directors is authorized to appoint them;

(5) Allotment of shares or of securities convertible into shares or exercisable into shares, or of a series of debentures, unless it is an allotment of shares due to the exercise or conversion of the Company’s securities;

(6) Approval of financial statements;

(7) Approval by the Board of Directors for transactions and acts requiring the approval of the Board of Directors according to the provisions of Sections 255 and 268 to 275 of the Companies Law.

22.4 A committee of the Board of Directors shall report to the Board of Directors on an ongoing basis on its resolutions or recommendations in accordance with the determination of the Board of Directors. ~~The Board of Directors may revoke a resolution of a committee appointed by it, but the revocation shall not prejudice the validity of a resolution of a committee on which the Company acted towards another person, who did not know of its revocation.~~

22.5 The Board of Directors may revoke a resolution of a committee appointed by it, but the revocation shall not prejudice the validity of a resolution of a committee on which the Company acted towards another person, who did not know of its revocation.

However, all acts done in good faith at a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a director shall be valid even if it is later discovered that there was a defect in the appointment of such a director or person acting as aforesaid or that they or one of them were disqualified, just as if every such person had been duly appointed and was qualified to be a director.

23.	Minutes

23.1 The Company shall maintain a register of minutes of general meetings, class meetings, meetings of the Board of Directors and meetings of committees of the Board of Directors, and shall keep them at its office, for a period of seven (7) years from the date of the meeting or session, as the case may be.

23.2 All minutes shall include the following details:

(a) The date and place where the meeting or session was held;

(b) The names of those present, and if they are proxies or alternates, the names of the appointors or principals, and at a shareholders’ meeting, the number of shares by virtue of which the vote is held and their class;

(c) A summary of the discussions, the course of the discussions and the resolutions adopted;

(d) Instructions given by the Board of Directors to the committees of the Board of Directors or to the General Manager;

(e) Documents, reports, approvals, opinions and the like that were presented, discussed and/or attached.

Any such minutes of a general meeting, signed by the chairman of the meeting, shall serve as prima facie evidence of what is stated therein, and minutes of a meeting of the Board of Directors or a committee of the Board of Directors that were approved and signed by the chairman of the meeting, or the chairman of the Board of Directors, shall serve as prima facie evidence of what is stated therein.

The above provisions shall also apply to resolutions in writing.

24.	The General Manager

24.1 The General Manager shall be appointed either for a fixed term or for a indefinite ~~limited~~ term, and shall be dismissed by the Board of Directors by a majority of the members of the Board of Directors.

24.2 The General Manager shall be responsible for the day-to-day management of the Company’s affairs within the framework of the policy determined by the Board of Directors and subject to its instructions.

24.3 (a) The General Manager shall have all the management and executive powers that have not been vested by the Companies Law or by these Articles of Association in another organ of the Company, and he shall be subject to the supervision of the Board of Directors.

(b) The General Manager may, with the approval of the Board of Directors, delegate to another, subordinate to him, some of his powers; the approval may be general and in advance.

24.4 (a) The General Manager shall notify the chairman of the Board of Directors without delay of any extraordinary matter that is material to the Company, and shall also submit to the Board of Directors reports on subjects, at times and to the extent that the Board of Directors shall determine. If the Company did not have a chairman of the Board of Directors or if he was prevented from fulfilling his role, the General Manager shall notify all members of the Board of Directors as aforesaid.

(b) The chairman of the Board of Directors may, on his own initiative or by a resolution of the Board of Directors, demand from the General Manager a report regarding the Company’s business.

(c) If a notice or report as aforesaid requires an action by the Board of Directors, the chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay for the purpose of discussing the notice or deciding on the required action.

25.	Local Managements

25.1 The Board of Directors may from time to time make arrangements for the management of the Company’s business in any particular place, whether in Israel or abroad, as it shall deem fit, and the provisions in regulation 25.2 below shall not prejudice the general powers vested in the Board of Directors by this regulation.

25.2 The Board of Directors may at any time and from time to time establish any local management or local agency, to manage the business of the Company in any particular place, in Israel or abroad, and may appoint any person to be a member of such a local management, or any manager or agent and may determine their remuneration. The Board of Directors may from time to time delegate to any person so appointed any power, authority and discretion vested at that time in the Board of Directors and may authorize any person serving at that time as a member of a local management to continue in his position despite any vacancy there, and any such appointment or such power of attorney may be made on such terms as the Board of Directors shall deem fit and the Board of Directors may at any time dismiss any person so appointed and revoke any such power of attorney or amend it.

26.	Register of Shareholders

26.1 (a) The Company shall maintain a register of shareholders (hereinafter: “the Main Register”) and shall record therein the following details:

(1) With respect to registered shares -

(a) The name, identity number and address of each shareholder, all as delivered to the Company; and also

(b) The number of shares and the class of shares owned by each shareholder, specifying their par value, if any, and if any amount has not yet been paid on account of the consideration determined for the share - the amount not yet paid; and also -

(c) The date of allotment of the shares or the dates of their transfer to the shareholders, as the case may be; and also -

(d) If the shares are marked with serial numbers, the Company shall specify next to the name of each shareholder the numbers of the shares registered in his name;

(e) All those other details which according to the Companies Law or these Articles of Association are required or permitted to be registered in the Main Register.

(2) Bearer shares -

(a) A note of the fact of the allotment of bearer shares, the date of their allotment and the number of shares allotted; and also -

(b) The numbering of the bearer shares and of the share warrants;

If the share warrant is cancelled at the request of the shareholder, the name of the shareholder shall be registered in the Main Register, specifying the number of shares registered in his name.

(3) Dormant shares - their number and the date on which they became dormant.

(b) A company may, subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, maintain an additional register of shareholders outside of Israel.

27.	Office Holders

27.1 The General Manager shall be entitled from time to time to appoint for the Company office holders (other than directors and the general manager) for permanent, temporary or special positions, as the General Manager shall deem fit from time to time, and the General Manager shall also be entitled to terminate the services of one or more of the said persons from time to time and at any time, at his absolute discretion.

27.2 The General Manager may determine, subject to the provisions of the Companies Law, the powers and duties of the office holders appointed by him as aforesaid, and also their terms of office and require security in such cases and in such amounts as he shall deem fit.

28.	Distribution

28.1 Subject to any special or limited rights granted to any shares, a dividend or bonus shares shall be distributed and paid to the shareholders in proportion to the amount of the paid-up capital on the par value of the shares held by them, if any, and without regard to the premium paid on them.

28.2 A resolution on the distribution of a dividend shall be adopted by the Board of Directors of the Company. All distributable profits that are generated, subject to generally accepted accounting principles and the provisions of the Companies Law, shall be distributed by it to its shareholders, either as a dividend or by way of a purchase of shares from all shareholders by the Company or a corporation under its control, and this shall be done close to their actual receipt by the Company and subject to any law.

28.3 The Board of Directors may withhold any dividend, benefit, rights or sums payable in respect of shares on which the Company has a lien and/or charge, and use any such sum or realize any benefit and any right and use the proceeds of the realization for the purpose of settling the debts in respect of which the Company has a lien and/or charge.

28.4 The transfer of a share shall not grant the transferee the right to a dividend or to any other distribution that was declared after that transfer and before the registration of the transfer, provided that in the event that the transfer of the shares requires the approval of the Board of Directors, the date of approval shall replace the date of registration of the transfer.

28.5 A dividend whose payment has not been claimed within a period of seven (7) years from the date of the resolution on its distribution shall be deemed to have been waived by the person entitled to it, and it shall revert to the ownership of the Company.

Unless other instructions have been given, any dividend may be paid by a check or payment order sent by mail to the registered address of the Company or the person entitled to it or in the case of registered joint owners, to that member whose name is registered first in the register in respect of the joint ownership. Any such check shall be drawn to the order of the person to whom it is sent. The receipt of the person whose name is registered in the register of members as the owner of a share on the date of the declaration of the dividend, or in the case of joint owners - of one of the joint owners, shall serve as a discharge in respect of all payments made in connection with that share.

28.6 The Board of Directors may deduct from any dividend, grant or other distribution payable in connection with shares held by a shareholder, whether he is their sole owner or in partnership with another shareholder, any sums of money due from him which he must settle alone or in partnership with another to the Company, on account of calls for payment and the like.

28.7 Subject to regulation 28.2, the Board of Directors may at its discretion set aside for special funds any amount from the Company’s profits, or from the revaluation of its assets, or its proportional share in the revaluation of the assets of its affiliated companies and determine the purpose of these funds.

29.	The Internal Auditor

29.1 The Board of Directors of the Company shall appoint an internal auditor, upon the proposal of the audit committee.

29.2 The organizational superior of the Internal Auditor shall be the chairman of the Board of Directors.

29.3 The Internal Auditor shall submit for the approval of the Board of Directors a proposal for an annual or periodic work plan and the Board of Directors shall approve it with such changes as it sees fit.

29.4 The Internal Auditor shall act in accordance with the provisions of the Companies Law.

30.	The Auditing Accountant

30.1 The auditing accountant shall be appointed at each annual meeting and shall serve in his position until the end of the annual meeting thereafter. Notwithstanding the above, the general meeting may, by a resolution adopted by a majority of the votes of the shareholders, appoint an auditing accountant who shall serve in his position for a longer period, which shall not extend beyond the end of the third annual meeting after the one in which he was appointed.

30.2 The general meeting may terminate the term of office of the auditing accountant.

30.3 The remuneration of the auditing accountant for the audit work shall be determined by the general meeting and in accordance with Section 165 of the Companies Law.

30.4 The remuneration of the accountant for additional services to the Company that are not audit work shall be determined by the Board of Directors.

31.	Transactions Requiring Special Approvals

31.1 A transaction of a company with an office holder therein and also a transaction of a company with another person in which an office holder in the company has a personal interest and which is not an extraordinary transaction requires the approval of the Board of Directors only, all subject to Chapter Five of Part Six of the Companies Law.

31.2 The Company may not enter into a transaction with interested parties therein for a period of 3 years beginning on the date on which that interested party became a controlling shareholder in the Company, unless following the completion of the transaction as a result of which the interested party became a controlling shareholder holding not less than 75% of the share capital of the Company, and all subject to Chapter Five of Part Six of the Companies Law.

For this purpose, “control” as defined in the Securities Law, 5728-1968.

32.	Merger

Approval of a merger requires an ordinary majority of the votes of the shareholders and is subject to the provisions of Section 320(a1) of the Companies Law.

33.	Notices

33.1 Subject to the provisions of regulation 15.6 of the Articles, notice of a general meeting shall be given only to the holders of shares registered in the Main Register and who are entitled to participate in general meetings, who have provided an address in Israel. Any other person shall not be entitled to receive notices of general meetings.

33.2 When the Company has reason to believe that an address provided to the Company by a shareholder is no longer his address, that shareholder shall be considered as not having provided the Company with an address, in any of the following cases:

(a) When the Company has sent him to the address he provided a letter by registered mail in which he was asked to confirm that the said address is still his address or to inform the Company of a new address, and the Company has not received a reply within thirty (30) days from the date of delivery of such a letter to the post office by the Company.

(b) When the Company has sent him to the said address a letter by registered mail, and the postal authority - upon returning the letter or without doing so - has informed the Company that the letter was not delivered to him at the said address, because he is not known at the said address or for any other similar reason.

33.3 (a) The Company may deliver any notice and any document to a shareholder by delivering it to him or by sending it by mail according to the address he provided to the Company. If a notice is sent by mail, the notice shall be deemed to have been duly executed if the letter containing the notice bears the address he provided to the Company and was delivered to the post office duly stamped, and as long as the contrary has not been proven, the delivery shall be deemed to have been executed within seventy-two (72) hours of its delivery by the Company to the post office when the address is in Israel, and when the address is abroad - within ten (10) days of its delivery by the Company to the post office.

(b) Notwithstanding anything to the contrary contained herein and subject to the provisions of the Law, notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock exchange upon which the Company’s shares are listed. ~~The Company may give notice to the shareholders, whether they hold registered shares or bearer shares, by publishing the notice at least once in two daily newspapers with wide circulation in the Hebrew language as stated in regulation 15.6 above, and the date of publication in the newspaper shall be considered the date on which the notice was received by the shareholders.~~

(c) Nothing in paragraphs (a) and (b) above shall impose any obligation on the Company to give notice to anyone who has not provided the Company with an address in Israel.

33.4 To partners in a share, the Company may give notice by sending a notice to the partner whose name is mentioned first in the register of shareholders with respect to that share.

33.5 Any document or notice delivered by the Company in accordance with the provisions of these Articles of Association shall be deemed to have been duly delivered notwithstanding the death, bankruptcy or winding-up of that shareholder (whether the Company knew of it or not), as long as another has not been registered in his place as the shareholder, and such sending and delivery shall be considered for all purposes as sufficient with respect to any person interested in those shares.

33.6 The non-sending of a notice to a shareholder about a meeting, inadvertently, or the non-receipt of such a notice by a shareholder shall not affect the validity of any resolution adopted at such a meeting.

34.	Winding-Up of the Company

In the event of the winding-up of the Company, whether voluntary or otherwise, then - unless expressly provided otherwise in these Articles of Association or in the terms of issue of any share - the following provisions shall apply:

(a) The liquidator shall first use all the assets of the Company for the purpose of paying its debts (the assets of the Company after payment of its debts shall hereinafter be called: “the Surplus Assets”).

(b) Subject to special rights attached to shares, the liquidator shall distribute the Surplus Assets among the shareholders in pari passu proportion to the par value of the shares, if any.

(c) With the approval of the Company by a resolution adopted at a general meeting by an ordinary majority of the votes of the shareholders, the liquidator may distribute the Surplus Assets of the Company or any part thereof among the shareholders in kind and also deliver any asset from the Surplus Assets to a trustee in trust for the benefit of the shareholders as the liquidator shall deem fit.

35.	Exemption from Liability

The Company may, by a resolution adopted in the manner prescribed by the Companies Law, exempt in advance an office holder therein from his liability, in whole or in part, for a breach of the duty of care towards it, but in accordance with Sections 259(b) and 311 of the Companies Law, the Company may not exempt in advance a director from his liability towards it due to a breach of the duty of care in a distribution.

36.	Liability Insurance

Subject to the provisions of the Companies Law, the Company may, by a resolution adopted in the manner prescribed by the Companies Law, enter into a contract for the insurance of the liability of an office holder therein for a liability imposed on him due to an act he performed by virtue of his being an office holder therein, in whole or in part, in any of the following:

(a) A breach of the duty of care towards the Company or towards another person;

(b) A breach of the duty of loyalty towards it, provided that the office holder acted in good faith and had a reasonable basis to assume that the act would not harm the Company’s interests;

(c) A financial liability imposed on him for the benefit of another person.

(d) A financial liability imposed on the office holder for all those harmed by the breach in an administrative proceeding.

(e) Expenses incurred by an office holder in connection with an administrative proceeding conducted in his matter, including reasonable litigation expenses and including attorney’s fees.

37.	Indemnification

37.1 Subject to the provisions of the Companies Law, the Company may, by a resolution adopted in the manner prescribed by the Companies Law, indemnify an office holder therein for a liability or expense as detailed in paragraphs (a) to (e) below, imposed on him or incurred by him, due to an act he performed by virtue of his being an office holder therein:

(a) A financial liability imposed on him for the benefit of another person by a judgment, including a judgment given in a compromise or an arbitrator’s award approved by a court, provided that the undertaking to indemnify shall be limited to events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activity at the time of giving the undertaking to indemnify and also to a sum or criterion that the Board of Directors has determined to be reasonable in the circumstances of the matter, and that in the undertaking to indemnify the events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual activity at the time of giving the undertaking and also the sum or criterion which the Board of Directors has determined to be reasonable in the circumstances of the matter shall be specified;

(b) Reasonable litigation expenses, including attorney’s fees, incurred by an office holder due to an investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which ended without the filing of an indictment against him and without a financial liability being imposed on him as an alternative to a criminal proceeding, or which ended without the filing of an indictment against him but with the imposition of a financial liability as an alternative to a criminal proceeding for an offense that does not require proof of criminal intent;

In this regulation - the conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation was opened - means the closing of the file according to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (hereinafter in this subsection: “**the Criminal Procedure Law**”) or a stay of proceedings by the Attorney General according to Section 231 of the Criminal Procedure Law. “Financial liability as an alternative to a criminal proceeding” - a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine according to the Administrative Offenses Law, 5746-1985, a fine for an offense designated as a fineable offense according to the provisions of the Criminal Procedure Law, a financial sanction or a ransom;

(c) Reasonable litigation expenses, including attorney’s fees, incurred by an office holder or for which he was charged by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he was acquitted, or in a criminal charge in which he was convicted of an offense that does not require proof of criminal intent.

Furthermore, the Company may indemnify an office holder therein as aforesaid retroactively.

(d) A financial liability imposed on the office holder for all those harmed by the breach in an administrative proceeding.

(e) Expenses incurred by an office holder in connection with an administrative proceeding conducted in his matter, including reasonable litigation expenses and including attorney’s fees.

37.2 The amount of indemnification that the Company shall pay to all office holders in the Company, according to all letters of indemnification, for one or more of the types of events detailed in the addendum to the letter of indemnification, is limited to an aggregate amount equal to 25% of the Company’s equity, at the time of the actual payment of the indemnification, according to the Company’s latest audited or reviewed consolidated financial statements, plus amounts that will be received, if received, from an insurance company under an insurance policy entered into by the Company.

38.	Binding the Company

38.1 The signature of any person who shall be appointed from time to time by the Board of Directors generally or for a special case, either by himself or together with additional persons, together with the seal or stamp of the Company, shall bind the Company.

38.2 The Board of Directors may determine separate signing rights for different businesses of the Company and for the amount of the sums for which the persons are authorized to sign.

39.	Amendment of the Articles of Association

~~These Articles of Association may be amended by a resolution of the shareholders at a general meeting, by an ordinary majority of the votes of the participating shareholders, and including and notwithstanding anything stated in these Articles of Association, the adoption of a resolution that constitutes an amendment of a provision of these Articles of Association, directly or indirectly, shall require a resolution of the shareholders at a general meeting, by an ordinary majority of the votes of the participating shareholders.~~Except as otherwise provided in these Articles of Association, these Articles of Association may be amended by a resolution of the shareholders at a general meeting, by an ordinary majority of the votes of the participating shareholders. Any amendment of these Articles of Association shall require, in addition to the approval of the general meeting in accordance with these Articles of Association, also the approval of the Board of Directors with the affirmative vote of a majority of the then serving directors.

40. Forum for Adjudication of Disputes

40.1 Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this regulation 40.1 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

40.2 Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (c) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

40.3 Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this regulation 40.